Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated July 16, 2012

J.P.Morgan

- Equity
- Fixed Income
- MLP



J.P. Morgan Exchange Traded Notes

J.P. Morgan is an award-winning global provider of innovative investment solutions. The firm offers a broad range of investment options, including Exchange Traded Notes (ETNs). ETNs are senior, unsecured debt securities issued by JPMorgan Chase & Co. that offer returns on investments based on exposure to different underlying assets. J.P.Morgan's ETNs can be utilized by a wide variety of investors to provide convenient access to markets or strategies that may not be easily or efficiently available via existing investment strategies.

ACCESS AGREEMENT

Featured ETNs



JPMorgan Alerian MLP Index ETN

The Alerian MLP Index ETNs provide investors convenient access to MLPs (Master Limited Partnerships), an emerging asset class through a convenient investment vehicle.



JPMorgan Double Short US 10 Year Treasury Futures ETN

The JPMorgan Double Short US 10 Year Treasury Futures ETNs provide a convenient vehicle for investors to capitalize on a rising rates view with exposure to the medium part of the US Treasury curve.



JPMorgan Double Short US Long Bond Treasury Futures ETN

The JPMorgan Double Short US Long Bond Treasury Futures ETNs provide a convenient vehicle for investors to capitalize on a rising rates view with exposure to the long end of the US Treasury curve.

Disclaimer

Transactions and securities of the type described in this Website may involve a high degree of risk, and the value of such transactions and securities may be highly volatile. ETNs are our senior unsecured obligations and are not secured debt. ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in ETNs include limited portfolio diversification, trade price fluctuations, uncertain principal repayment and potential illiquidity. Investing in ETNs is not equivalent to direct investment in an index or index components. The tracking or investor fees and, if applicable, repurchase fees will reduce the amount of your return at maturity or upon early repurchase, and as a result you may receive less than the principal amount of your investment at maturity or upon early repurchase of your ETNs even if the value of the relevant index has increased. An investment in ETNs may not be suitable for all investors. Any ETNs with inverse and/or leveraged exposure have been designed to be actively managed investments for sophisticated investors who understand leverage (short) risk.

This brief statement does not disclose all of the risks and other significant aspects in connection with transactions and securities of the type described in this Website, and you should ensure that you fully understand the terms of any transaction/ securities, including the relevant risk factors and any legal, tax and accounting considerations applicable to them, prior to transacting/investing.

Investors should carefully review the "Main Risks" for each ETN displayed on this website as well as the product specific risks contained under the heading "Selected Risk Considerations" in the applicable pricing supplement posted on the ETN Website as well as under "Risk Factors" in the product supplement which accompanies that pricing supplement.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 866-535-9248.

ETNs may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of ETNs you may require us to repurchase directly as specified in the relevant pricing supplement and product supplement. Commissions may apply. Sales in the secondary market may result in significant losses. There are tax consequences in the event of sale, redemption or maturity of the ETNs.

Buying and selling ETNs may result in brokerage commissions. If you wish to continue to purchase ETNs, you must contact your broker.

Investments in financial instruments such as ETNs require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. We and/or our affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures, or other derivatives based thereon.

Neither the SEC nor any state securities commission has approved or disapproved of the ETNs or passed upon the adequacy of any offering documents on the ETN Website. Any representation to the contrary is a criminal offense.

IRS Circular 230 Disclosure: We and our affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with the Issuer of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of JPMorgan Research Departments.

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J.P.Morgan

- **Equity**
- **Fixed Income**
- **MLP**



Alerian MLP Index Exchange Traded Notes ("ETNs") provide investors exposure to midstream energy MLPs. The ETNs are listed on the NYSE Arca under the ticker "AMJ" and pay a variable quarterly coupon linked to the cash distributions paid on the MLPs in the index, less accrued tracking fees of 0.85% per annum accrued daily and, if applicable, the repurchase fee. The ETNs are senior, unsecured obligations of JPMorgan Chase & Co. The ETNs are subject to a maximum issuance limitation of 129,000,000 ETNs, which may cause the ETNs to trade at a premium relative to the indicative note value. Investors that pay a premium for the ETNs could incur significant losses if that investor sells its ETNs at a time when some or all of the premium is no longer present. We issued the remaining 11,050,000 ETNS authorized for issuance on June 19, 2012.

J. ...aded Notes

J.P ...er of innovative investment solutions. The firm offers a broad range of investment options, including Exc ...nior, unsecured debt securities issued by JPMorgan Chase & Co. that offer returns on investments bas ...ets. J.P.Morgan's ETNs can be utilized by a wide variety of investors to provide convenient access to r ... or efficiently available via existing investment strategies.

AC

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JPMorgan Alerian MLP Index ETN

The Alerian MLP Index ETNs provide investors convenient access to MLPs (Master Limited Partnerships), an emerging asset class through a convenient investment vehicle.



JPMorgan Double Short US 10 Year Treasury Futures ETN

The JPMorgan Double Short US 10 Year Treasury Futures ETNs provide a convenient vehicle for investors to capitalize on a rising rates view with exposure to the medium part of the US Treasury curve.



JPMorgan Double Short US Long Bond Treasury Futures ETN

The JPMorgan Double Short US Long Bond Treasury Futures ETNs provide a convenient vehicle for investors to capitalize on a rising rates view with exposure to the long end of the US Treasury curve.

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JPMorgan Alerian MLP Index ETN | J.P. Morgan Exchange Traded Notes - Windows Internet Explorer

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J.P.Morgan

- Equity
- Fixed Income
- MLP

JPMorgan Alerian MLP Index ETN

Overview | Performance | Underlying Index | Yield

Jump To: Footnote | Key Features | Disclaimer — ACCESS AGREEMENT

Related Documents

- Prospectus
- Fact Sheet
- Daily Report

Alerian MLP Index Exchange Traded Notes ("ETNs") provide investors a way to gain exposure to midstream energy MLPs. The ETNs pay a variable quarterly coupon linked to the cash distributions paid on the MLPs in the index, less accrued tracking fees[1]. The ETN coupons are reported on Form 1099s and therefore eliminate the administrative burden associated with K-1 forms. Investors can trade the ETNs on the NYSE, Arca exchange or receive a cash payment at the scheduled maturity or upon early repurchase[2], based on the performance of the index less accrued tracking fees and, if applicable, the repurchase fee. The ETNs are senior, unsecured obligations of JPMorgan Chase & Co.

ETN Size Limitation

The ETNs are subject to a maximum issuance limitation of 129,000,000 ETNs, which may cause the ETNs to trade at a premium relative to the indicative note value. Investors that pay a premium for the ETNs could incur significant losses if that investor sells its ETNs at a time when some or all of the premium is no longer present. We issued the remaining 11,050,000 ETNs authorized for issuance on June 19, 2012.

ETN Detail		ETN Market Data	
Ticker	AMJ	As of Date	Jul 13 2012
Intraday Indicative Value Ticker[3]	AMJ.IV	Closing Price[5]	39.50
Underlying Index	Alerian MLP Index	High Price[6]	39.60
Underlying Ticker	AMZ	Low Price[7]	39.22

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Issuer	JPMorgan Chase & Co.	Closing Indicative Value[3,8]	39.15
Tracking Fee	0.85% p.a.	Current Volume (# Notes)[9]	453,860
Coupons[4]	Quarterly,Variable	Average Volume (# Notes)[10]	1,696,821
Maturity Date	May 24 2024	Market Capitalization[11]	$5,095,500,000
Inception Date	Apr 02 2009	Maximum Market Capitalization[12]	$5,095,500,000
Primary Exchange	NYSE Arca		
CUSIP	46625H365		

Please review the Footnotes for explanation of the identified terms above

Returns, Standard Deviation and Correlation View Chart

Underlying Index	3 Month Return	1 Yr Return	3 Yr Return Annualised	Standard Deviation	Correlation
Alerian MLP Index	2.55%	11.98%	26.78%	16.53%	1.00
S&P 500 Index	-0.44%	5.28%	15.70%	19.00%	0.66
S&P 500 Utilities Index	10.00%	16.52%	14.82%	14.58%	0.57
S&P GSCI Index	-8.11%	-11.02%	6.42%	22.03%	0.51
S&P/BGCantor U.S. Treasury Bond Index	1.89%	6.31%	5.19%	3.79%	-0.35
Dow Jones US REIT Index	8.30%	11.43%	31.57%	27.41%	0.60

Please review note 12 in the footnotes below

Footnote

1. The "Accrued Tracking Fee" for a given coupon period, as more fully described in the relevant pricing supplement, represents an amount equal to the Tracking Fee of 0.85% per annum accrued for that coupon period multiplied by the Current Indicative Value on the Index Business Day prior to the date of determination, plus the aggregate amounts, if any, by which the previous Accrued Tracking Fees have exceeded the cash distributions, if any, made by the underlying MLPs.

2. Investors may request on a weekly basis that the Issuer repurchase a minimum of 50,000 notes prior to the maturity date, subject to the procedures described in the relevant pricing supplement. Early repurchases will be subject to a Repurchase Fee of 0.125%, as further described in the relevant pricing supplement.

3. The intraday indicative value of the ETNs (the "IIV") is meant to approximate the intrinsic economic value of an ETN. The IIV calculation will be provided for reference purposes only. It is not intended as a price or quotation. The IIV will be based on the intraday indicative values of the underlying Index, and may not be equal to the payment at maturity or upon early repurchase. Please see the relevant pricing supplement for details. It is possible that the maximum issuance authorization of 129,000,000 ETNs may cause a temporary imbalance in the supply and demand in the secondary market for the ETNs, which may cause the ETNs to trade at a significant premium to the IIV. Investors that pay a premium for the ETNs could incur significant losses if that investor sells its ETNs at a time when some or all

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of the premium is no longer present. ETN investors should always consult their advisors before purchasing or selling ETNs, particularly ETNs trading at a premium over their IIV.

4. The coupons are based on the cash distributions, if any, paid on the underlying MLPs, less the Accrued Tracking Fee. The coupons are variable and may be zero.

5. The Closing Price means the last trade reported as of the date shown above.

6. The High Price means the highest trade reported on the date shown above.

7. The Low Price means the lowest trade reported on the date shown above.

8. The Closing Indicative Value is the last level calculated for the intraday indicative value on the date shown above. Please see footnote[3] above for further information on the intraday indicative value of the ETNs.

9. Current Volume means the number of the ETNs traded across all exchanges on the date shown above. The liquidity of the market for the ETNs may vary materially over time. This does not include ETNs held by JPMorgan Chase & Co. or any of its affiliates.

10. Average Volume (or Daily Average Trading Volume) means the average number of the ETNs traded across all exchanges over the 50 trading day period ending on the date shown above. The liquidity of the market for the ETNs may vary materially over time.

11. Market Capitalization means the product of (i) the Closing Price of the ETNs on the date shown above and (ii) the total number of ETNs that have been issued, including any held by JPMorgan Chase & Co. or one of its affiliates.

12. Maximum Market Capitalization means the product of (1) the closing price of the ETNs on the date shown above and (2) 129 million which is the maximum number of ETNs authorized for issuance.

13. Sources: Reuters, JPMorgan. The values are calculated as of the date shown above. The returns indicated reflect the percentage change over the specified period ending on the date shown above, and are annualized where indicated. The standard deviation and correlation are based on daily logarithmic returns over the past 3 years. Compared to arithmetic returns, logarithmic returns are lower for positive returns and have higher magnitude for negative returns. However, for small return calculations, such as the daily returns set forth in the charts above, the difference is expected to be minimal.

The returns, standard deviations and correlations are provided for informational purposes only. Correlation refers to correlation of the relevant index to the Alerian MLP Index. **The returns are total returns for all the indices which reflect the performance of each index, including dividends, but do not include the Tracking Fee, the repurchase fee or any transaction costs or expenses**. Historical performance of the underlying Index is not indicative of future performance of the underlying Index or the ETNs. There is no guarantee that the Index or the ETNs will outperform any investment strategy.

14. Sources: Reuters, JPMorgan. As of the date shown above. Each of these indices was calculated based on a level for such index set equal to 100 on the date specified as the beginning of the "custom time period" selected above. Historical performance of the underlying Index is not indicative of future performance of the underlying Index or the ETNs. Fluctuations in the Index may be more or less than that for the value of the ETNs. All returns displayed above reflect the index performance including dividends, and are calculated without deducting the Accrued Tracking Fee, repurchase fee or any applicable transaction fees. There is no guarantee that the Index or the ETNs will outperform any alternative investment strategy. Your payment at maturity or upon early repurchase of the ETNs, as more fully described in the relevant pricing supplement, is based on the VWAP Level of the Alerian MLP Index which excludes dividends. The VWAP Level of the Index will most likely differ from its closing level.

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Key Features

Main Benefits:

- Exposure to a portfolio of energy MLPs through a single investment.
- Quarterly coupons based on the cash distributions, if any, paid on the MLPs in the Index, less fees.
- No K-1 forms will be received by investors as a result of their investment in the ETNs. The coupons are reported as ordinary income on Form 1099.
- The ETNs trade on the NYSE, Arca.

Main Risks:

- An investment in the ETNs may result in a loss.
- The ETNs are exposed to the credit risk of JPMorgan Chase & Co.
- The ETNs may not have an active trading market and may not continue to be listed over their term
- The ETNs are subject to a maximum issuance limitation of 129,000,000 ETNs, which may cause the ETNs to trade at a premium relative to its IIV. Investors that pay a premium for the ETNs could incur significant losses if that investor sells its ETNs at a time when some or all of the premium is no longer present. ETN investors should always consult their advisors before purchasing or selling ETNs, particularly ETNs trading at a premium over their IIV. JPMorgan Chase & Co. will be issuing the remaining 11,050,000 ETNs authorized for issuance on June 19, 2012.
- The payment at maturity or upon early repurchase of the ETNs will be based on the VWAP Level of the Index and not on the closing level of the Index. The VWAP Level of the Index will most likely differ from the closing level of the Index or the IIV. Potential conflicts: We and/or our affiliates act as calculation agent for the ETNs and hedge our obligations under the ETNs.
- The coupon payments on the ETNs will be variable and may be zero. The Accrued Tracking Fee reduces the potential coupons and/or the payment at maturity or upon early repurchase.
- The Issuer's obligation to repurchase the ETNs is on a weekly basis and is subject to substantial minimum size restrictions.
- Potential Conflicts: we and/or our affiliates act as calculation agent for the ETNs and hedge our obligations under the ETNs.
- You will not know how much you will receive upon early repurchase at the time that you elect we repurchase your ETNs. Early repurchase will be subject to a repurchase fee.
- The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section of the relevant product supplement and the "Selected Risk Considerations" in the relevant pricing supplement.

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Disclaimer

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, pricing supplement and term sheet if you so request by calling toll-free 800-576-3529.
To the extent there are any inconsistencies between this website and the relevant pricing supplement, the relevant pricing supplement, including any hyperlinked information, shall supersede this website.
Investment suitability must be determined individually for each investor. The financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult their own advisors on these matters.
IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. The tax consequences of the ETNs are uncertain.

"Alerian MLP Select Index, Alerian MLP Select Total Retrun Index, Alerian MLP Index and Alerian MLP Total Return Index are trademarks of GKD Index partners, LLC".

S&P does not guarantee the accuracy and/or the completeness of the S&P 500^{R} Index or any data included therein and S&P shall have

no liability for any errors, omissions or interrruptions therein. S&P makes no warranty, express or implied as to results to be obtained by any person or entity from the use of the S&P 500R Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaimsall warranties of merchantability or fitness for a particular purpose or use with respect to the S & P 500R Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect or consequential damages (inhcluding lost profits), even if notified of the possibility of such damages.

"Standard & Poor's," "S&P" and "S&P 500" are trademarks of the McGraw-Hill companies, Inc. This website is not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of purchasing any of the ETNs.

The Dow Jones Industrial AverageSM is a product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"). "Dow JonesR", "Dow Jones Industrial AverageSM", "DJIASM" and "Dow Jones Indexes" are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones").

Dow Jones, CME and their respective affiliates do *not:*

- Sponsor, endorse, sell or promote the ETNs.
- Recommend that any person invest in the ETNs.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the ETNs.
- Have any responsibility or liability for the administration, management or marketing of the ETNs.
- Consider the needs of the ETNs or the owners of the ETNs in determining, composing or calculating the DJIA or have any obligation to do so.

Dow Jones, CME and their respective affiliates will not have any liability in connection with the ETNs. Specifically,

- Dow Jones, CME and their respective affiliates do not make any warranty, express or implied, and Dow Jones, CME and their respective affiliates disclaim any warranty about:
  - The results to be obtained by the ETNs;
  - The accuracy or completeness of the DJIA or its data;
  - The merchantability and the fitness for a particular purpose or use of the DJIA or its data;
- Dow Jones, CME and/or their respective affiliates will have no liability for any errors, omissions or interruptions in the DJIA or its data;
- Under no circumstances will Dow Jones, CME and/or their respective affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if they know that they might occur.

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